IAMGOLD SHAREHOLDERS ELECT BOARD OF DIRECTORS

Toronto, Ontario, May 5, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces that shareholder voting at the Company's annual and special meeting of shareholders on May 4, 2021 has resulted in the election of all the directors listed as nominees in management's information circular dated April 7, 2021.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Donald K. Charter	247,184,451	94.02%	15,708,834	5.98%
Ronald P. Gagel	256,036,177	97.39%	6,857,108	2.61%
Richard J. Hall	258,843,473	98.46%	4,049,812	1.54%
Timothy R. Snider	256,394,305	97.53%	6,498,980	2.47%
Deborah J. Starkman	258,828,753	98.45%	4,064,532	1.55%
P. Gordon Stothart	258,934,920	98.49%	3,958,365	1.51%
Anne Marie Toutant	258,957,083	98.50%	3,936,202	1.50%

Voting results for the resolution approving the appointment of the auditor are as follows:

Votes For	% For	Votes Withheld	% Withheld
293,666,941	95.84%	12,742,489	4.16%

Voting results for the advisory resolution on executive compensation are as follows:

Votes For	% For	Votes Withheld	% Withheld
250,627,969	95.33%	12,265,313	4.67%

Voting results for the amendments to the share incentive plan are as follows:

Votes For	% For	Votes Withheld	% Withheld
253,246,764	96.33%	9,646,519	3.67%

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.